Exhibit 99.1

GAN Announces Closing of Upsized Follow-on Public Offering and Full Exercise of Underwriter’s Option to Purchase Additional Shares

Irvine, California | December 21, 2020: GAN Limited (the “Company” or “GAN”) (NASDAQ: GAN), a leading business-to-business supplier of internet gaming software-as-a-service solutions primarily to the U.S. land-based casino industry, today announced the closing of its previously announced upsized follow-on underwritten public offering of 7,174,456 ordinary shares, which includes the exercise in full of the underwriter’s option to purchase 935,798 ordinary shares, at a price to the public of $15.50 per share. 6,790,956 shares are being sold in the offering by GAN, and 383,500 shares are being sold in the offering by selling shareholders.

B. Riley Securities, Inc., a subsidiary of B. Riley Financial, Inc. (Nasdaq: RILY), acted as the sole book-running manager for the offering.

Sheppard, Mullin, Richter & Hampton LLP and Walkers (Bermuda) Limited acted as legal counsel to GAN. The NBD Group, Inc. acted as legal counsel to B. Riley Securities, Inc.

A registration statement on Form F-1 relating to the offering has been filed with the Securities and Exchange Commission and became effective on December 16, 2020. The offering of these securities was made only by means of a prospectus, copies of which may be obtained by contacting: B. Riley Securities, Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfin.com, or by telephone at (703) 312-9580.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions predominantly to the U.S. land-based casino industry. GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses to land-based casino operators as a turnkey technology solution for regulated real-money internet gambling, encompassing internet gaming, internet sports gaming and virtual Simulated Gaming.

Investor Contacts:

GAN Jack Wielebinski Head of Investor Relations (214) 799-4660 jwielebinski@GAN.com	Alpha IR Group Sofia Byrne or Chris Hodges (312) 445-2870 GAN@alpha-ir.com

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